SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 4)*

EQUANT N.V.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

29440910

(CUSIP Number)

FRANCE TELECOM S.A.

Pierre Hilaire

Director of Financial Information

6, place d’Alleray

75505 Paris Cedex 15, France

(011-33-1) 44-44-22-22

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 22, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 29440910	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). FRANCE TELECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

0-

  8    SHARED VOTING POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

-0-

  10    SHARED DISPOSITIVE POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). ATLAS SERVICES BELGIUM S.A. (f/k/a ATLAS TELECOMMUNICATIONS S.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BELGIUM

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

-0-

  8    SHARED VOTING POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

-0-

10    SHARED DISPOSITIVE POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). COGECOM S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO, PF, AF, WC and/or BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7    SOLE VOTING POWER

-0-

  8    SHARED VOTING POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

  9    SOLE DISPOSITIVE POWER

-0-

10    SHARED DISPOSITIVE POWER

158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 158,567,348 ordinary shares (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2% (after conversion of the 10,000,000 convertible preference shares into 10,000,000 newly issued ordinary shares)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (société anonyme)

Item 1.	Security and Issuer.

This Amendment No. 4 (“Amendment No. 4”) relates to the ordinary shares, nominal value €0.01 per share (“Equant Shares”), and the convertible preference shares, nominal value €0.01 per share (“Equant Preferred Shares”), of Equant N.V., a corporation (naamloze vennootschap) organized under the laws of The Netherlands (“Equant”), and amends and supplements the Schedule 13D (“Schedule 13D”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 29, 2000 by France Telecom, a société anonyme organized under the laws of the Republic of France (“France Telecom”), and Atlas Services Belgium (formerly known as Atlas Telecommunications), a société anonyme organized under the laws of Belgium and an indirect substantially wholly owned subsidiary of France Telecom (“Atlas”), as amended and supplemented by Amendment No. 1 filed with the SEC on February 8, 2001 by France Telecom and Atlas, Amendment No. 2 filed with the SEC on July 2, 2001 by France Telecom and Atlas, and as further amended and supplemented by Amendment No. 3 filed with the SEC on November 2, 2004 by France Telecom, Atlas and Cogecom S.A., a société anonyme organized under the laws of the Republic of France and a direct substantially wholly owned subsidiary of France Telecom (“Cogecom”). Equant’s principal offices are located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a), (b), (c) and (f). This Schedule 13D is being filed by France Telecom, Cogecom and Atlas. France Telecom, Cogecom and Atlas are sometimes referred to herein as the “Reporting Persons.” Pursuant to Rule 13d-1(k) under the Securities Exchange Act, the Reporting Persons have agreed to file one statement with respect to their beneficial ownership of the Equant Shares and Equant Preferred Shares.

France Telecom is one of the world’s leading telecommunications carriers. The principal offices of France Telecom are located at 6, place d’Alleray, 75505 Paris Cedex 15, France. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of France Telecom are set forth in Schedule I hereto, which is incorporated herein by reference.

The principal business activities of Atlas relate to the holding and financing of interests in certain subsidiaries of France Telecom, including the Equant Shares and the Equant Preferred Shares to which this Amendment No. 4 relates. The principal offices of France Telecom are located at 149, rue du Colonel Bourg, 1140 Brussels, Belgium. The name, citizenship, business address and present principal occupation or employment of each of the directors of Atlas are set forth in Schedule II hereto, which is incorporated herein by reference.

The principal business activities of Cogecom relate to the holding and financing of interests in certain subsidiaries of France Telecom, including Atlas. The principal offices of France Telecom are located at 6, place d’Alleray, 75505 Paris Cedex 15, France. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of Cogecom are set forth in Schedule III hereto, which is incorporated herein by reference.

(d), (e). During the last five years, none of the Reporting Persons, or, to the knowledge of each of the Reporting Persons, none of the persons identified in Schedules I through III, as applicable, of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by restating the last paragraph thereof in its entirety to read as follows:

The Proposed Transaction (as such term is defined in Item 4 below) will be financed, if consummated, by the applicable Reporting Person (which is currently expected to be France Telecom) through one or more of the sources of funds identified on such Reporting Person’s cover page to this Amendment No. 4. The Proposed Transaction is not subject to any financing condition.

Item 4.	Purpose of Transaction.

Paragraphs (a) through (j) of Item 4 are hereby amended and supplemented to add at the end of each of them the following three paragraphs:

On January 22, 2005, France Telecom delivered a non-binding offer letter (“the Offer Letter”) to the Supervisory and Management Boards of Equant in which France Telecom proposed to acquire substantially all of the assets and liabilities of Equant for a gross aggregate purchase price of €1,229,818,809 (the “Purchase Price”), representing €563,834,947 for the portion not already held by France Telecom. Specifically, it is proposed that France Telecom and Equant enter into an agreement pursuant to which France Telecom would (i) acquire (directly or through an affiliate) substantially all of the present and future assets of Equant against payment of the Purchase Price and assumption of all of the present and future liabilities of Equant, including applicable liquidation costs of Equant; (ii) pay Equant, as an adjustment to the Purchase Price, the net amount that will be agreed to be paid by Equant to the holders of Equant stock options; (iii) following the closing of the transfer of Equant’s assets and liabilities to France Telecom, cause Equant to distribute the Purchase Price, reduced by any applicable withholding and similar taxes, to its ordinary and preferred shareholders and be liquidated; and (iv) cause Equant’s shares to be delisted from the New York Stock Exchange and Euronext Paris and, in due course, to be deregistered with the SEC (all such steps, together the “Proposed Transaction”). Consummation of the Proposed Transaction would be subject, among other things, to certain customary closing conditions, including obtaining necessary regulatory and other approvals, as well as Equant shareholders approval by simple majority.

The Proposed Transaction was publicly announced by France Telecom through the issuance of a press release (the “Press Release”) on January 24, 2005. The Press Release summarized, among other things, the terms of and France Telecom’s reasons for the Proposed Transaction. As stated in the Press Release, France Telecom’s objective is to acquire Equant’s business as a whole, and it has no interest in a disposal of its controlling interest in Equant.

The descriptions of the Offer Letter and the Press Release do not purport to be complete and are qualified in their entirety by reference to the complete text thereof, copies of which are filed as Exhibits 14 and 15 hereto, respectively, and incorporated herein by reference. There is no certainty that France Telecom’s proposal will be accepted by Equant nor that the discussions relating to the Proposed Transaction will result in any agreement being reached or entered into. If any such agreement is reached, there can be no assurance that the final terms and conditions will reflect the current proposal, nor as to the timing of any such agreement.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

(a)	As of January 22, 2005, assuming the conversion of the 10,000,000 Equant Preferred Shares into 10,000,000 newly issued Equant Shares as described in Item 3, the Reporting Persons beneficially owned 158,567,348 Equant Shares representing 54.2% of all of the issued and outstanding Equant Shares.

(b)	As of January 22, 2005, the Reporting Persons owned the sole power to vote and dispose of 148,567,348 Equant Shares and 10,000,000 Equant Preferred Shares, as described in Item 3. Equant Preferred Shares carry one vote per share and vote together with the Equant Shares as a single class.

(c)	To the knowledge of each of the Reporting Persons, none of the persons listed in Schedules I, II, or III hereto, as applicable, own any material amount of Equant Shares or have, during the past 60 days, effected any material transactions in Equant Shares.

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Exhibit No.	Description

(14)	Offer Letter, dated January 22, 2005, from France Telecom S.A. to the Supervisory and Management Boards of Equant

(15)	Press Release, dated January 24, 2005

(16)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated January 24, 2005

FRANCE TELECOM S.A.

By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information

ATLAS SERVICES BELGIUM S.A.

By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Attorney-in-fact

COGECOM S.A.

By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Chairman and Chief Executive Officer

SCHEDULE I

The following are the directors and executive officers of FRANCE TELECOM S.A. as of January 22, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is FRANCE TELECOM S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France, except for Sanjiv Ahuja who is a citizen of the United States.

DIRECTORS

Name	Principal Occupation
Members Elected by the Annual General Meeting of Shareholders

Thierry Breton	Chairman and Chief Executive Officer

Bernard Dufau	Strategy Consultant

Arnaud Lagardère	Chairman of Lagardère SCA

Henri Martre	Honorary Chairman of Aerospatiale

Stéphane Richard	Chief Operating Officer of Veolia Environnement

Marcel Roulet	Honorary Chairman of France Telecom

Jean Simonin	Former Managing Director, France Telecom Residential Branch, Toulouse

Members Appointed by Decree of the French State

Pierre-Mathieu Duhamel	Budget Director, French Ministry of the Economy, Finance and Industry

Jean-Pierre Jouyet	Ambassador plenipotentiary of the Republic of France in charge of international economic questions

Jacques de Larosière	Advisor to BNP Paribas

Denis Samuel Lajeunesse	General Director of the French State Participation Agency

Henri Serres	Managing Director of Information Systems Security, General Secretariat for National Defense

Members Elected by Employees

Alian Baron	Employee of France Telecom

Jean-Michel Gaveau	Employee of France Telecom

René Bernardi	Employee of France Telecom

EXECUTIVE OFFICERS

Name	Position
Thierry Breton	Chairman and Chief Executive Officer; Chairman of Orange, Personal Communication Services

Jacques Champeaux	Senior Vice President, assisting Thierry Breton for Regulatory Affairs

Stéphane Pallez	Senior Vice President for Financial Rebalancing and Value Creation

Didier Lombard	Senior Executive Vice President, Technologies, Strategic Partnerships and New Usages (FT 2005)

Olivier Barberot	Senior Executive Vice President, Development and Optimization of Human Competencies (FT 2005); Senior Executive Vice President, Management Networks and Internal Communications

Didier Quillot	Senior Vice President, Marketing and Branding Coordination (FT 2005), in charge of Orange France

Barbara Dalibard	Executive Vice President, Enterprise Communication Services

Olivier Sichel	Executive Vice President, Home Communication Services

Sanjiv Ahuja	Executive Vice President, Chief Executive Officer of Orange, Personal Communication Services

Michel Davancens	Executive Vice President, Sales and Services France under the responsibility of Michel Combes

Jean-Paul Cottet	Executive Vice President, International; Executive Vice President, TOP Program

Jean-Philippe Vanot	Senior Vice President, Networks, Carriers and IT

Pascal Viginier	Senior Vice President, Technology and Innovation

Louis-Pierre Wenes	Senior Vice President, Sourcing

Patricia Langrand	Senior Vice President, Content Aggregation

Michel Combes	Senior Vice President, Finance, Chief Financial Officer

Bernard Bresson	Senior Vice President, Human Resources

Jean-Yves Larrouturou	Senior Vice President, General Secretary

Marc Meyer	Senior Vice President, External Communications

SCHEDULE II

The following are the directors and executive officers of ATLAS SERVICES BELGIUM S.A. as of January 22, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is ATLAS SERVICES BELGIUM S.A., 149, rue du Colonel Bourg, 1140 Brussels, Belgium. Johan van den Cruijce, Bernard Moscheni and Olivier Ysewijn are citizens of Belgium. Patrice Couturier and Thierry Lemaître are citizens of France.

DIRECTORS

Name	Principal Occupation

Patrice Couturier	Controlling Officer Responsible for Subsidiaries, France Telecom

Thierry Lemaître	Chief Financial Officer, Home Division, France Telecom

Bernard Moscheni	Chief Executive Officer of Mobistar

Johan van den Cruijce	Legal Counsel, Wirefree Services Belgium

Olivier Ysewijn	Head of Corporate Finance, Mobistar

SCHEDULE III

The following are the directors and executive officers of COGECOM S.A. as of January 22, 2005 and, their principal occupation or employment. The business address of all such persons for purposes of this Schedule 13D is COGECOM S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. Each of such directors and executive officers is a citizen of France.

DIRECTORS

Name	Principal Occupation

Pierre Hilaire	Director of Financial Information of France Telecom

Jacques Champeaux	Senior Vice President, assisting Thierry Breton for Regulatory Affairs, of France Telecom

Michel Poirier	Group Treasurer of France Telecom

Alain Gauterie	Director of Accounting of France Telecom

Christophe Bresson	Senior Vice President, Head of Tax of France Telecom

EXECUTIVE OFFICERS

Name	Position

Pierre Hilaire	Chief Executive Officer

Michel Poirier	Delegated General Manager

Jean-Philippe Roulet	Delegated General Manager

EXHIBIT INDEX

Exhibit No.	Description

(14)	Offer Letter, dated January 22, 2005, from France Telecom S.A. to the Supervisory and Management Boards of Equant

(15)	Press Release, dated January 24, 2005.

(16)	Joint Filing Agreement and Power of Attorney of France Telecom S.A., Atlas Services Belgium S.A. and Cogecom S.A. pursuant to Rule 13d-1(k) (previously filed with Amendment No. 3 to the Schedule 13D dated as of October 29, 2004 and incorporated herein by reference)